UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                         Commission file Number: 0-29712




                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------



          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F                     Form 40-F |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                        No |X|

                             MATERIAL CHANGE REPORT
                             ----------------------


1.       Reporting Issuer

         Dorel Industries Inc.
         1255 Greene Avenue
         Suite 300
         Westmount, Quebec
         H3Z 2A4

2.       Date of Material Change

         January 28, 2003.

3.       Press Release

         Dorel Industries Inc. ("Dorel") issued a press release with respect to the material change described below on January 29, 2003.

4.       Summary of Material Change

         Dorel  has  entered  into  a  share   purchase   agreement  to  acquire
         substantially all of the shares of Ampa Group of Cholet, France.

5.       Full Description of Material Change

         Dorel has entered into a share purchase agreement to buy substantially all of the shares of Ampa Group of Cholet, France, a juvenile products manufacturer. The acquisition is conditional upon the successful completion of certain due diligence procedures by Dorel and is expected to close by the end of February 2003. The total value of the acquisition is approximately US $240 million.

         Ampa Group is a privately-held company established in 1875. Its major brands are Bebe Confort, Babideal, MonBebe and Baby Relax. Ampa Group had sales for its fiscal year ended September 30, 2002 of approximately US $187 million. Its major markets are France, Spain, Italy and Portugal. Ampa Group distributes its products primarily through independent retailers and mass merchants. Its products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids and apparel, as well as feeding accessories.

         Ampa Group has manufacturing facilities in France, Italy and Portugal and employs more than 1,000 people. Mr. Dominique Favario has been the Chief Executive Officer of Ampa Group for the past eight years.

6.       Confidentiality of Material Change Report

         Not applicable.

7.       Omitted Information

         Not applicable.

8.       Senior Officers

         The senior officers who can answer questions regarding this report are Mr. Jeffrey Schwartz, Vice-President, Finance and Mr. Frank Rana, Treasurer. Messrs. Schwartz and Rana can be reached at (514) 934-3034.

9.       Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

SIGNED the 6th day of February, 2003 at Montreal, Quebec.



                                                     DOREL INDUSTRIES INC.



                                                     By: /s/ Frank Rana
                                                     ---------------------------
                                                     Frank Rana
                                                     Treasurer

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin
                                       Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: February 6, 2003